UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission file number:

Ehave, Inc.
(Exact name of registrant as specified in its charter)

Canada	7371	Not Applicable
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

250 University Avenue, Suite 200

Toronto, ON M5H

Canada

(647) 490-5122

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On June 14, 2016, Ehave, Inc. (the “Company”) consummated the minimum closing of its offering of common shares and warrants in accordance with its Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission on April 4, 2016 (registration no. 333-207107). An aggregate of 6,503,667 shares and warrants were issued in consideration for gross proceeds to the Company of $266,000. Each five-year warrant entitles the holder to purchase an equivalent number of common shares at $0.0818 per share. The Company anticipates holding another closing promptly.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

June 16, 2016	By:	/s/ Scott L. Woodrow
Scott L. Woodrow
President and Chairman
(Principal Financial Officer and
Principal Accounting Officer)

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